ADDITIONAL DEATH BENEFIT ENDORSEMENT

This Endorsement is part of the Contract to which it is attached and is effective on the Issue Date shown on the Contract Schedule. This benefit is in addition to the DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD as stated in the DEATH BENEFIT PROVISION of the Contract and any applicable death benefit endorsement.

                                     BENEFIT

In consideration of the Premium paid, we will pay an Additional Death Benefit as described below. This benefit will be determined as of the date the appropriate proof of death, Authorized Request for payment, and any other necessary requirements for payment option are received at the BMA Service Center. Also, any elections to continue the Contract are deemed valid as of the date we receive an Authorized Request at the BMA Service Center.

Basic Benefit - The Additional Death Benefit is equal to 15% of the excess of the Additional Death Benefit Ending Value over the Additional Death Benefit Base Value.

Spouse Benefit - If the Beneficiary is your spouse, is under age 81 and elects to continue this Contract after your death, a second Additional Death Benefit will apply. In this case, the first Additional Death Benefit will be added to the Contract Value on the date your spouse elects to continue the Contract. The second Additional Death Benefit is then equal to 15% of the excess of your spouse's Additional Death Benefit Ending Value over his/her Additional Death Benefit Base Value. If your spouse is 81 or older at the time we receive proof of your death, your spouse may continue the Contract, but there will be no second Additional Death Benefit.

                                   DEFINITIONS

Additional Death Benefit Base Value:

         For original Owner - equal to the sum of the Purchase Payments.
         For surviving spouse - Contract Value on the date of election to continue Contract, including all death benefits for the prior Owner, plus any Purchase Payments made after the date of election.

Additional Death Benefit Ending Value is the lesser of:

         The Contract Value on the date proof of death and any other necessary documents are received at the BMA Service Center; and
         The Contract Value on the decedent's 81st birthday, if proof of death arrives at the BMA Service Center after the decedent's 81st birthday.

                                     PREMIUM

The Premium for the benefit is equal on an annual basis to [.20%] of the average daily net asset value of the Separate Account. This will be added to and become a part of the Coverage Charge.

All references to death benefit under the DEATH BENEFIT PROVISION of the Contract include the Additional Death Benefit.

This Endorsement is irrevocable.

Signed for Business Men's Assurance Company of America.

VA35                                                                      (2/99)







                                    Secretary

                                [GRAPHIC OMITTED]

VA35                                                                      (2/99)